Report of Independent
Registered Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of
1940, that BNY Mellon Funds Trust (the
"Trust"), which is comprised of BNY Mellon
Large Cap Stock Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon Tax-
Sensitive Large Cap Multi-Strategy Fund, BNY
Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small
Cap Multi-Strategy Fund, BNY Mellon Focused
Equity Opportunities Fund, BNY Mellon
Small/Mid Cap Fund, BNY Mellon International
Fund, BNY Mellon Emerging Markets Fund,
BNY Mellon International Appreciation Fund,
BNY Mellon International Equity Income Fund,
BNY Mellon Asset Allocation Fund, BNY
Mellon Bond Fund, BNY Mellon Intermediate
Bond Fund, BNY Mellon Corporate Bond Fund,
BNY Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate
Municipal Bond Fund, BNY Mellon
Massachusetts Intermediate Municipal Bond
Fund, BNY Mellon New York Intermediate Tax-
Exempt Bond Fund, BNY Mellon Municipal
Opportunities Fund, BNY Mellon National
Municipal Money Market Fund, BNY Mellon
Money Market Fund, (collectively the "Funds"),
complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of August 31, 2013,
and from June 30, 2013 through August 31,
2013, with respect to securities reflected in the
investment accounts of the Funds. Management
is responsible for the Funds' compliance with
those requirements.  Our responsibility is to
express an opinion on management's assertion
about the Funds' compliance based on our
examination.
Our examination was conducted in accordance
with the standards of the Public Company
Accounting Oversight Board (United States)
and, accordingly, included examining, on a test
basis, evidence about the Funds' compliance
with those requirements and performing such
other procedures as we considered necessary in
the circumstances.  Included among our
procedures were the following tests performed as
of August 31, 2013 and with respect to
agreement of security purchases and sales, for the
period from June 30, 2013, the date of our last
examination, through August 31, 2013:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security
position reconciliations for all securities
held by sub custodians and in book entry
form;
2.	Confirmation of all securities
hypothecated, pledged or placed in
escrow with brokers;
3.	Reconciliation between the Funds'
accounting records and the Custodian's
records as of August 31, 2013;
4.	Agreement of pending purchase activity
for the Funds as of August 31, 2013 to
documentation of corresponding
subsequent bank statements;
5.	Agreement of pending sale activity for
the Funds as of August 31, 2013 to
documentation of corresponding
subsequent bank statements;
6.	Agreement of a minimum of five
purchases and five sales, including at
least one transaction per Fund, from the
period June 30, 2013, the date of our last
examination, through August 31, 2013
from the books and records of the Trust
to the bank statements noting that they
had been accurately recorded and
subsequently settled;
7.	Review of the BNY Mellon Asset
Servicing Report on Controls Placed in
Operation and Tests of Operating
Effectiveness ("SOC 1 Report") for the
period July 1, 2012 to June 30, 2013 and
noted no relevant findings were reported
in the areas of Asset Custody and
Control.
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of
Operating Effectiveness of the SOC 1
Report, have remained in operation and
functioned adequately from July 1, 2013
through August 31, 2013. In addition, we
have obtained written representations
from the Custodian confirming the above.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the
Funds' compliance with specified requirements.
In our opinion, management's assertion that the
Funds complied with the requirements of
subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of August
31, 2013, and from June 30, 2013 through
August 31, 2013, with respect to securities
reflected in the investment accounts of the Funds
is fairly stated, in all material respects.
This report is intended solely for the information
and use of management and the Board of
Trustees of BNY Mellon Funds Trust and the
Securities and Exchange Commission and is not
intended to be and should not be used by anyone
other than these specified parties.
/s/ KPMG LLP
New York, New York
November 27, 2013

November 27, 2013

Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

Management of BNY Mellon Large Cap Stock
Fund, BNY Mellon Large Cap Market
Opportunities Fund, BNY Mellon Tax-Sensitive
Large Cap Multi-Strategy Fund, BNY Mellon
Income Stock Fund, BNY Mellon Mid Cap
Multi-Strategy Fund, BNY Mellon Small Cap
Multi-Strategy Fund, BNY Mellon Focused
Equity Opportunities Fund, BNY Mellon
Small/Mid Cap Fund, BNY Mellon International
Fund, BNY Mellon Emerging Markets Fund,
BNY Mellon International Appreciation Fund,
BNY Mellon International Equity Income Fund,
BNY Mellon Asset Allocation Fund, BNY
Mellon Bond Fund, BNY Mellon Intermediate
Bond Fund, BNY Mellon Corporate Bond Fund,
BNY Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate
Municipal Bond Fund, BNY Mellon
Massachusetts Intermediate Municipal Bond
Fund, BNY Mellon New York Intermediate Tax-
Exempt Bond Fund, BNY Mellon Municipal
Opportunities Fund, BNY Mellon National
Municipal Money Market Fund, BNY Mellon
Money Market Fund, each a series of BNY
Mellon Funds Trust (collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2013 and from June 30, 2013 through
August 31, 2013.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940
as of August 31, 2013 and from June 30, 2013 through August 31, 2013 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust


Jim Windels
Treasurer

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